UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G93629106

(CUSIP Number)

No. 20 Huahai Street

Liwan District, Guangzhou 510370

The People’s Republic of China

Attention: Jacky Xu

+86 (20) 2233 0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone:  (852) 3740-4700

February 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		G93629106

1	Names of Reporting Persons Advanced Sea International Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 5,763,541
		8	Shared Voting Power 0
		9	Sole Dispositive Power 5,763,541
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,541
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No.		G93629106

1	Names of Reporting Persons Jacky Xu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Saint Christopher and Nevis
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 5,763,541*
		8	Shared Voting Power 0
		9	Sole Dispositive Power 5,763,541*
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,541
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person (See Instructions) IN

* consists of 5,763,541 ordinary shares held by Advanced Sea International Limited, a British Virgin Islands company wholly owned by Mr. Jacky Xu.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of Vipshop Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at No. 20 Huahai Street, Liwan District, Guangzhou 510370, the People’s Republic of China.

Item 2. Identity and Background.

(a) This Statement is being filed by Advanced Sea International Limited, a company organized under the laws of the British Virgin Islands (“Advanced Sea”) and Mr. Jacky Xu (“Mr. Xu”, together with Advanced Sea, the “Reporting Persons”). The agreement by and between the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit A.

(b) The principal business and office address of each of the Reporting Persons:

For Advanced Sea:
Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands;

For Mr. Xu:
No. 20 Huahai Street, Liwan District, Guangzhou 510370, the People’s Republic of China.

(c) Mr. Xu is one of the nine directors of the Company. In addition, Mr. Xu is the sole shareholder of the Advanced Sea.

Advanced Sea is formed to hold and dispose of Mr. Xu’s beneficial ownership in the Shares of the Company and to take all actions incidental thereto.

(d) - (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Xu is a citizen of Saint Christopher and Nevis.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate number of Shares beneficially owned by the Reporting Persons is 5,763,541, including (a) 4,752,155 Shares that were acquired by the Reporting Persons, as early-stage investors, at formation and subsequent financing activities of the Company prior to the Company’s initial public offering of its American depositary shares, each representing two Shares, in March 2012 (the “Pre-IPO Shares”); and (b) 1,011,386 Shares that were acquired by the Reporting Persons pursuant to a privately negotiated share purchase agreement entered into between Advanced Sea and Dynasty Mount Enterprises Limited (“Dynasty Mount”), a British Virgin Islands company, on February 11, 2013 (the “Share Purchase Agreement”).  Dynasty Mount is wholly owned by another early-stage investor of the Company.  A copy of the Share Purchase Agreement is attached hereto as Exhibit B.

Pursuant to the Share Purchase Agreement, Advanced Sea purchased 1,011,386 Shares from Dynasty Mount for an aggregate purchase price of US$3,287,004.5. Advanced Sea paid the purchase price out of funds personally owned by Mr. Xu.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired the Pre-IPO Shares as early-stage investors of the Company, and acquired the 1,011,386 Shares pursuant to the Share Purchase Agreement for long-term investment purposes. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Other than the purpose stated above, the Reporting Persons have no plans or proposals as of the date of this filing which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Company’s management, the members of the Board, other significant shareholders and others regarding alternatives that the Company could employ to increase shareholder value.

The Reporting Persons reserve the right to, at any time and from time to time, effect transactions in the open market or in privately negotiated transactions that would change the number of Shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Company’s management, the Board, the Company’s shareholders and others.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The responses to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

Upon the closing of the transaction contemplated by the Share Purchase Agreement, Advanced acquired 1,011,386 Shares. Together with the 4,752,155 Shares it had already held prior to the closing date, Advanced Sea is deemed to beneficially own 5,763,541 Shares, representing 5.7% of the Company’s total outstanding Shares. The percentages used herein are calculated based upon 101,538,565 ordinary shares, par value $0.0001 per share, of the Company issued and outstanding as of December 31, 2012.

(c) Except as set forth in Item 4 and Item 5, to the knowledge of the Reporting Persons, no transactions in any of the Shares have been effected by any Reporting Person during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 above is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated February 20, 2013 by and between the Reporting Persons

B	Share Purchase Agreement, dated as of February 11, 2013, between Advanced Sea International Limited and Dynasty Mount Enterprise Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2013

Advanced Sea International Limited	By:	/s/ Jacky Xu
Name: Jacky Xu
Title: Director

Jacky Xu		/s/ Jacky Xu
Jacky Xu